AMERICAN RETAIL ALLIANCE, CORP.

April 28, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	American Retail Alliance, Corp. Withdrawal of Registration Statement on Form S-1 File No. 333-184911

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American Retail Alliance, Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184863), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 13, 2012.

The Company currently lacks the financial resources to proceed with any offering under this Registration Statement. The Company may refile a new Registration Statement when that situation changes.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement via e-mail to the same persons as the staff has on file for the sending of all comment letters or to the undersigned at the address set forth in the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned.

Sincerely,

/s/ Brett Phillips

Brett Phillips, President and CEO